United States Patent [19]

Ort

[11] **3,780,471**

[45] **Dec. 25, 1973**

[54] **WATER RECLAMATION-ALGAE PRODUCTION**

[75] Inventor: **Jay E. Ort,** Lubbock, Tex.

[73] Assignee: **Era Incorporated,** Clovis, N. Mex.

[22] Filed: **Feb. 28, 1972**

[21] Appl. No.: **229,742**

Related U.S. Application Data

[63] Continuation-in-part of Ser. No. 55,570, July 16, 1970, Pat. No. 3,645,040.

[52] **U.S. Cl.** **47/1.4,** 47/58, 210/170

[51] **Int. Cl.** **A01g 7/00**

[58] **Field of Search** 47/1.4, 58; 210/170

[56] **References Cited**

UNITED STATES PATENTS

3,444,647	5/1969	Takahashi	47/1.4
3,195,271	7/1965	Golueke et al.	47/1.4
3,658,310	11/1953	Cook	47/1.4
3,468,057	9/1969	Buisson et al.	47/1.4
3,155,609	11/1964	Pampel	47/1.4 X
3,431,200	3/1969	Davis et al.	47/1.4 X
3,385,786	5/1968	Klock	47/1.4 X

Primary Examiner—Robert E. Pulfrey
Assistant Examiner—Eugene H. Eickholt
Attorney—Irwin Morton Aisenberg

[57] **ABSTRACT**

Wastewater is treated in a manner which geratly reduces the level of organic waste matter, phosphates, fixed nitrogen, bacteria, virus and suspended solids. Water is reclaimed and an algae by-product is recovered by employing a series os three ponds with different depths and detention periods, each of which performs specific functions. A dissolved-air-lime flotation step is then used to separate suspended materials (primarily algae). After the flotation step the water is held at a high pH to achieve total disinfection prior to recarbonation to stabilize the water. The by-product algae material is refined by centrifugal classification of calcium carbonate from the slurry or, optionally, by alkaline hydrolysis of protein from the algae followed by acid precipitation to yield a high quality protein concentrate.

14 Claims, 2 Drawing Figures



RAW SEWAGE
FACULTATIVE POND
AEROBIC POND
DECARBONATION POND
TO EVAPORATE
PROTEIN EXTRACTION (OPTIONAL)
DISSOLVED PROTEIN FROTH
H_2SO_4
CENTRATE ($MgHCO_3$ or $MgSO_4$)
PRIMED CULTURE
FLOTATION
FROTH
CLASSIFYING CENTRIFUGE
CENTRATE (DISSOLVED PROTEIN)
(PRECIPITATED PROTEIN)
DEWATERING CENTRIFUGE
ALGAE, $MgPO_4$ CENTRATE
PRESSURIZED AIR
$CaCO_3$
CaO
CO_2
ALGAL PROTEIN CAKE
CRUDE CAKE
UNDERFLOW WATER
CAUSTIC HOLDING BASIN
RECALCINER
DRYER
STERILIZED WATER
STABILIZATION BASIN
CO_2
$CaCO_3$
CRUDE ALGAE
ALGAL PROTEIN CONCENTRATE (APC)
PRODUCT WATER


TYPICAL 1 MGD
INFLUENT 2000-2500# DEMAND
FACULTATIVE 6 ACRES
2000-2200#METHANE-O_2 EQUIV.
100-300#REAERATION
0-150#PHOTOSYNTHESIS
2100-2650#TOTAL O_2
AEROBIC 5 ACRES
300-1000#PHOTOSYNTHESIS
5-20#NOCTURAL RESP.
305-1020#TOTAL O_2
DECARBONATION 3 ACRES
150-500#PHOTOSYNTHESIS
UP TO 10% RECYCLE
2555-4170# TOTAL O_2 RESOURCES

FIG. 2

FIG. I


RAW SEWAGE
FACULTATIVE POND
AEROBIC POND
DECARBONATION POND
PRIMED CULTURE
FLOTATION
PRESSURIZED AIR
UNDERFLOW WATER
CAUSTIC HOLDING BASIN
STERILIZED WATER
STABILIZATION BASIN
PRODUCT WATER
FROTH
PROTEIN EXTRACTION (OPTIONAL)
DISSOLVED PROTEIN FROTH
CLASSIFYING CENTRIFUGE
CaO
$CaCO_3$
RECALCINER
CO_2
$CaCO_3$
CENTRATE (DISSOLVED PROTEIN)
ALGAE, $MgPO_4$ CENTRATE
H_2SO_4
(PRECIPITATED PROTEIN)
CO_2
TO EVAPORATE
CENTRATE ($MgHCO_3$ or $MgSO_4$)
DEWATERING CENTRIFUGE
ALGAL PROTEIN CAKE
CRUDE CAKE
DRYER
ALGAL PROTEIN CONCENTRATE (APC)
CRUDE ALGAE

United States Patent Office

3,521,400

Patented July 21, 1970

3,521,400

UNBALANCED CULTURE METHOD OF ALGAE PRODUCTION

Jay E. Ort, Roswell, N. Mex., assignor to ERA Incorporated, Clovis, N. Mex., a corporation of New Mexico

Filed Oct. 18, 1967, Ser. No. 676,195

Int. Cl. C02c *1/00*

U.S. Cl. 47—1.4 12 Claims

ABSTRACT OF THE DISCLOSURE

Interrupting algal-bacterial symbiosis after five days by treatment with 2537 Angstrom high-intensity light over a 2- to 3-inch deep channel permits increased algae production and 24-hour harvesting.

This invention relates to the production of algae for feedstuffs. Mose particularly, the invention is concerned with efficient separation of algae from symbiotic cultures. As a byproduct waste water is made reusable. The import of this is seen from the United States Department of the Interior Publication, "New Water For Old," WP–19, Government Printing Office, 1966.

Considerable research has been conducted for separating suspended algae from water. This is reflected, e.g., in U.S. Pat. No. 2,867,945. Commonly employed methods include: chemical flocculation, flotation, filtration, and centrifugation. This new method uses a biochemical flocculation process.

One object of this invention is to provide a highly efficient means of separating algae from water.

Another object is to produce an algae feedstuff which is relatively free from residual chemicals or minerals.

Another object is to produce a high quality reclaimed water suitable for industrial or other use.

A further object is to produce softened water.

An additional object is to effect a feasible means of water pollution control.

Other objects, together with the foregoing, are attained in the process described in the accompanying description and illustrated by drawings, in which—

FIG. 1 is a diagrammatic representation of the flow of the various materials and the relationship of the steps, particularly with respect to disinfection and decarbonization.

FIG. 2 is a plan view of the disinfector.

FIG. 3 is a profile view of the disinfector.

FIG. 4 is a correlation between pH and lime concentration.

FIG. 5 illustrates pH fluctuation for balanced and unbalanced cultures.

This invention contemplates employment in large-scale production of algae for feeding operations, particularly as a major protein source and to a lesser extent a source of fats, carbohydrates, vitamins and minerals.

In practice algae, primarily chlorella, e.g., *Chlorella pyrenoidosa,* scenedesmus, e.g., *Scenedesmus obliquus,* and euglena, e.g., *Euglena gracilis,* are grown on sewage, which may be supplemented by agricultural fertilizers and carbon dioxide derived from the combustion of fuel used, e.g., for drying separated algae.

The invention employs certain facets of two well-known processes. The first of these is a phenomenon described by Oswald and Goleuke as autoflocculation. This process has no doubt been in operation for over half a billion years. The second is the lime-soda softening process which has been in use for perhaps 50 to 100 years. The heart of the invention lies in the use of artificial means of triggering autoflocculation and, in so doing, producing a very efficient variation of the lime-soda process.

Autoflocculation occurs when a culture of sewage-

grown algae is actively photosynthesizing in a shallow, i.e. 4 to 5 inches deep, culture. After some time under these conditions the algae flocculate by themselves. Accompanying the flocculation are changes in pH, temperature and hardness. This phenomenon has been attributed to precipitation of hardness resulting from a rise in temperature and pH. More basically, the observed rise in pH is primarily brought about by the effect of the bactericidal ultraviolet wavelengths in the sunlight. The bactericidal range runs from 2200 to 3000 Angstroms, with a 2600 Angstrom optimum. The minimum solar wavelength at ground level is about 2920 Angstroms, but high intensity makes sunlight fairly effective as a germicide on bright days. Maximum effective penetration of the solar ultraviolet is several inches in an algal culture. With bacterial action substantially arrested, a symbiotic unbalance develops. Consequently, the production of carbon dioxide drops sharply and residual carbon dioxide is quickly assimilated by the algae. Uptake of the carbon dioxide produces a shift in the equilibrium equation indicated below:

$$(1)\quad \underset{\text{Calcium Ion}}{Ca^{++}} + [\underset{\text{Bicarbonate Ion}}{2HCO_3^-} \rightleftarrows \underset{\text{Carbon Dioxide}}{CO_2} + \underset{\text{Carbonate Ion}}{CO_3^=} + \underset{\text{Water}}{H_2O}]$$

With carbon dioxide removal two things happen. First, the carbonate maintains equilibrium with bicarbonate and hydroxyl ions:

$$(2)\quad \underset{\text{Carbonate}}{CO_3^=} + \underset{\text{Water}}{H_2O} \rightleftarrows \underset{\text{Bicarbonate}}{HCO_3^-} + \underset{\text{Hydroxyl}}{OH^-}$$

The algae now have the bicarbonate as a primary source of carbon dioxide. An increase in carbonate ion results in increased hydroxyl ion concentration and a rise in pH. When sufficient calcium ions are present, precipitation of calcium carbonate occurs. Precipitation usually occurs between a pH of 9.7 and 10.0.

If the pH exceeds a level of 10.0, magnesium precipitation may occur as indicated:

$$(3)\quad Mg^{++} + [2HCO_3^- \rightleftarrows 2OH^- + 2CO_2]$$

The precipitating hardness acts as centers or nuclei upon which algae agglomerate and settle.

The lime-soda process employs lime to remove carbon dioxide and carbonate hardness and soda ash to remove noncarbonate hardness. The process may be manipulated with close control to remove calcium hardness only. In terms of dosages required, the process chemieal data are:

Chemical removed	Pounds chemical added per million gallons for each mg./l. of chemical removed	Chemical added
Carbon dioxide	14.0	Hydrated lime.
Magnesium	25.4	Do.
Bicarbonate alkalinity	6.2	Do.
Noncarbonate hardness	8.84	Soda ash.

In practice, this softening process requires large amounts of lime and soda ash for waters of high hardness. By combining this process with autoflocculation, it is possible to allow an unbalanced culture to approach precipitation, then use lime-soda in much smaller amounts to complete the job. The reason for using lime-soda to culminate precipitation is simply control; precipitation occurs in the flocculation chamber, not in a pond. Selective calcium softening is normally desirable for two reasons: (1) The extra lime required may not be justified if the magnesium hydroxide precipitate does not appreciably improve flocculation. (2) Excessive magnesium hydroxide in the algae extracted could produce cathardic affects in a feeding operation.

As previously mentioned, the heart of this invention lies in the use of artificial means for triggering the autoflocculation without the benefit of strong sunlight. Disrupting the symbiotic balance may be accomplished in a number

of ways, but the use of a bactericidal ultraviolet lamp is best. Exposure of a symbiotic culture to 2537 angstrom light of high intensity for a short time, e.g., 1 to 5 minutes, selectively inhibits bacterial action without appreciably affecting the aglae.

Chlorine disinfection may also be used, but the residual character of chlorine is detrimental to algae also. Use of ozone disinfection is an alternative to ultraviolet in desirability.

After disinfection, the culture is directed into a shallow pond (12 inches or less in depth). Here, under sunlight, decarbonation occurs and precipitation is approached or even attained in summertime. This primed culture is then pumped into a fluocculation chamber where sufficient lime-soda is added to culminate precipitation.

Lime and soda requirements are precisely computed from the analyses of water leaving the decarbonation pond according to the preceding table. The requirements for any given installation vary with seasonal changes, i.e. more chemical dosage is required in cooler weather because of lower temperature (reduced algal activity) and less light to drive the photosynthesis reaction. Transition is gradual. Each facility or installation has a particular correlation of pH to alkalinity and carbon dioxide for the local waste-water. Magnesium and noncarbonate hardness are essentially constant for a given locality. Once these determinations and pH correlation are established, dosage may be satisfactorily controlled on the basis of pH alone. Periodic checks on correlation are desirable, on perhaps a monthly basis. As an alternative, the flow from the decarbonation pond may be continuously monitored for all four items of said table, using commercially available sensing and recording equipment.

Going strictly on pH correlation, typical lime dosage might approximate the curve of FIG. 4, wherein the milligrams per liter of lime added is plotted against pH.

The settled algae floc is pumped through a recarbonation chamber where carbon dioxide from the heating unit of the algae dryer is used. The recarbonation puts precipitated hardness back into solution. The recarbonated floc then goes through a continuous centrifuge where further dewatering produces an algae slurry and a bicarbonate-rich water. The slurry is relatively free of excess minerals. The bicarbonate water may be partially recycled in areas where hardness and alkalinity of waters are low.

Hardness and alkalinity of waters involved in the process are of vital importance. In a water of low alkalinity, precipitating may be brought about fairly quickly, but because of the small number of nuclei formed, flocculation cannot be very effective. In waters of high alkalinity, the buffering capacity of the bicarbonate makes the time required in effecting precipitation much longer in comparision to low alkalinity waters. Density of the culture, of course, has an important bearing on the time required. A high density culture can more quickly deplete the bicarbonate buffer than a sparse culture. The ideal situation involves a high density culture with a high calcium level and relatively low alkalinity. From Equations 1 and 2 it can be seen that the equilibrium problem requires a compromise on alkalinity and calcium.

With reference to the drawings, raw sewage from a city is fed into a detention pond which is a nondescript pond of a nominal 16- to 24-hour capacity. The primary function of this pond is flow control, which can be effected, e.g., by a calibrated variable weir. The secondary function of the pond is sedimentation; seeding of the wastewater with recycled culture may also be accomplished in this pond (optional).

From the detention pond the settled sewage is transferred to a series of five growth cells. Within the growth unit incoming raw sewage is decomposed and made available to algae (as carbon dioxide, ammonia, etc.) by bacterial action. The density of algae growth increases greatly as the wastewater preceeds through the unit. Cells one and two, separated by a five-foot high concrete wall,

have a capacity for about one days flow each, including recycled seed. They are fully and continually aerated by cage rotor aerators, at about 6-horsepower per million gallons. The aerators maintain circulation to minimize dead spots in addition to oxygenating the water. The operating depth is from 42 to 54 inches. In these cells, aeration and recycling from cell five promote rapid development of a bacterial population. The bacterial activity assures an abundance of nutrient available for algae growth. Cells three, four and five are primarily intended to produce a dense algae growth. Stirring and aerating of the culture are produced by slowly bubbling air from perforated lines on the cell bottom. The mixing tends to keep algae from settling, minimizes dead spots and provides needed oxygen during early morning hours. Air comes from a high volume compressor. In cold weather, hot carbon dioxide-rich air from the drying operation may be used. Agricultural fertilizers may also be added to supplement the sewage. The rolling motion produced by the bubbling also allows for more efficient use of light. The capacity of each cell is approximately one day's flow, and the operating depth is from 32 to 36 inches. The cells are interconnected. Approximately 10 percent by volume of cell five is recycled to the detention pond for seed.

From cell five the culture enters the initial step of flocculation in the disinfector where the effluent from cell five flows under a bank of ultraviolet lights at a depth of two to three inches. Normally a channel area of about 1000 square feet (length: width relationship is suitably 2 to 3:3 to 2, preferably 2 to 3:3) and about 2000 watts of fluorescent lamp power are required per million gallons of flow. The lamps, e.g., a 64-inch General Electric Germicidal Fluorescent 65 watt tube each irradiating an area 8⅓ by 4 feet, are suspended 8 to 12 inches above the culture surface. This disinfector is selectively effective in retarding bacterial action without affecting algal metabolism. Calculations for any given culture may be performed according to "Water Supply and Pollution Control" by Clark and Viessman, pages 476–479. Eightly-five percent disinfection is adequate and may be accomplished as described. Disinfection may also be accomplished by chlorination, ozonation, radiation or other means as outlined in Clark and Viessman, pages 463 through 488. By disrupting bacterial action, carbon dioxide production is greatly reduced and an unbalanced culture is rapidly achieved.

The unbalanced culture flows into a shallow (6 to 12 inches deep) decarbonation pond. Under strong sunlight the pH of the culture rises by the assimilation of carbon dioxide by the algae and the shift in the equilibrium of Equation 1, according to Equations 2 and 3. During midsummer a pH of 10.0 may be achieved in 5 hours or less at an operating depth of 6 to 8 inches. In midwinter an exposure for 9 hours may not be ample to produce a pH of 10.0. In order to alleviate the problem of algae settling in the decarbonation pond in summer operations, two alternatives are employed. First, by simply operating the decarbonation pond at a greater depth (10 to 12 inches), flocculation in the pond can be avoided or delayed. Second, stirring equipment may be installed, and flocculation be allowed to occur. This agitation keeps the floc material suspended and eliminates the need for any lime dosage in the flocculation chamber during summer operations. Equipment suitable for stirring has been assembled by using brushes, such as those employed with street sweeping machines. Such brushes, mounted horizontally and driven by an electrical motor at a speed of 5 to 10 r.p.m. do very well. Typically, a total axial length of 40 feet of brushes per million gallons per day capacity is adequate. Properly geared, a drive power of 5 to 6 horsepower will carry this load.

After the sun has gone down and photosynthesis is no longer in operation, the pH of the unbalanced culture remains relatively high and stable. FIG. 5 indicates the pH

fluctuation of a normal balanced culture and that of an unbalanced culture.

The relative stability and high level of pH in the unbalanced culture allows the process to be operated on a continuous 24 hour basis. Only in the early morning hours does the pH of the unbalanced culture sag. This results from endogenous respiration of the algae and is especially pronounced after dissolved oxygen in the culture is depleted. Even this sag may be eliminated (FIG. 5) by the use of artificial illumination. Use of daylight type fluorescent lamps with a surface intensity of 50 to 100 lumens on a 6 inch-deep culture (300 mg./l. culture density) from midnight through 6 a.m. is adequate. For a culture of 12 inches depth illumination must be increased by a factor of 4. Light requirements vary with culture density similarly (i.e., with the square of the density or depth).

The culture flows from the decarbonation pond into the flocculation chamber continuously. Based upon analysis of carbon dioxide, bicarbonate alkalinity, magnesium and noncarbonate hardness of culture leaving the decarbonation pond, lime and soda ash are fed into the culture in the flocculation chamber. Capacity of the flocculation chamber should be adequate for a flow of 0.5 g.p.m. per square foot of surface area.

Using the settling hardness crystals as nuclei, the algae agglomerate and settle at the bottom of the chamber. [A contact sludge type softener such as a "Permutit Precipitator" makes a very efficient flocculation chamber.] Water overflowing from the flocculation chamber is directed to a five-day, 5-foot deep polishing pond (or lagoon) from which it can be reclaimed for industrial use. Alternatively, it can be fertilized and used to grow a second algae crop. The residual nutrient content of the water dictates the amount of agricultural fertilizer required and, thus, the economic advisability of this option.

In order to remove excessive mineral ash (especially magnesium, but also calcium), waste carbon dioxide from the dryer is bubbled through the flocculated algae just prior to centrifuging. Introduction of the carbon dioxide puts the precipitated mineral back into solution. Carbon dioxide is derived from the combustion of fuel for drying. The carbonator (or recarbonator) is optional.

The algae floc (averaging from 1.5 to 2.5 percent solids) is pumped to a continuous solid bowl (scroll-type) centrifuge. Such centrifuges are commercially available. The discharge from the centrifuge comprises a slurry having from 12 to 15 percent solids and a high hardness alkaline water, which may be partially recycled in soft water areas to improve flocculation efficiency.

From the centrifuge several alternatives exist. The algae slurry may be used for feed without further drying. It may be blended for pelleting in slurry form. Also it may be blended and flaked. Drying for bulk shipment does offer several advantages. It provides a carbon dioxide source for recarbonation and hot air to improve cold weather algae production. Any of a number of commercial dryers is satisfactory.

Centrifuge slurry may be fed into a boiler and cocked for, e.g., thirty minutes at from 95° to 100° C. The thus cooked algae meal is dried to 8 to 10 percent moisture in a double drum atmospheric dryer. The product from the dryer is temporarily stored in a bin awaiting transfer to a storage silo or hopper.

If livestock pens are operated adjacent the algae-culture, runoff and wastes may be directed to the growth cells and greatly increase nutrient availability. Should the livestock operation be sufficiently large, a second crop operation will be mandatory to achieve a reasonably high quality effluent.

The algae produced amounts to upwards of 1.5 tons per million gallons of domestic waste processed. The primary value of the algae is as a protein source for feeding of cattle, sheep, swine and poultry. The algae also contain significant amounts of phosphorus, calcium, potassium, carotene and other vitamins and minerals. The water produced, with ordinary sand filtration and disinfection, is superior to the original municipal supply water in many areas of the country. This is because of the softening and partial demineralization inadvertently accomplished by the process. Final hardness will run 2 to 3 grains. Biochemical oxygen demand (BOD) of effluent water normally runs 2 to 5 milligrams per liter.

In the entire cycle described, the essence of the invention lies in the disinfection, decarbonization and flocculation. FIGS. 2 and 3 illustrate the disinfector, which is ordinarily either square or rectangular. If 64-inch General Electric Germicidal Fluorescent 65 watt tubes are employed, it is convenient to place them in the same plane in parallel columns four feet apart and removed vertically three feet from the closest tubes in the same column. Thirty-one lamps cover slightly over 100 square feet with 2000 watts. The disinfector operates 24 hours per day. The dimensions of the disinfector are such that the flow therethrough takes from one to five minutes.

Such a disinfector covering an area of 3000 square feet (per million gallons per day) and having an ultraviolet intensity of 5 kilowatts (per million gallons per day) produces about 95% disinfection. However, 85% disinfection is satisfactory, and this is produced by an area of 1000 square feet (per million gallons per day) and an ultraviolet intensity of only 2 kilowatts (per million gallons per day).

The decarbonation pond covers an area of 3 acres per million gallons per day. The normal operating depth is 12 inches. During summer months the pH may exceed 10.0 in late afternoon and precipitation may occur before the culture leaves the decarbonation area. To keep the algae suspended, air from a high volume compressor is fed through perforated plastic lines. A 3.5 horsepower 40 cubic feet/minute compressor (per million gallons per day) is used to deliver air at 5 p.s.i.g. through ¾ inch lines. The lines are laid traversely, 20 feet apart in the final one-third of the pond area. Operation of the compressor is effected in summer only. Because of the irreversibility of the upward trend in pH imposed by disinfection, the culture is continuously fed from the decarbonation pond into the flocculator. Culture leaving the decarbonation pond ranges from as high as 11.0 in pH to as low as about 9.0, depending largely upon the season of the year. The culture is normally maintained in the decarbonation pond for twenty-four hours.

The flocculator simply consists of a "Permutit Precipitator" of appropriate size, operated as a cold lime softener. Because of the relatively low density of the algae-hardness agglomerate formed, the unit is operated at about 0.6 gallon per minute per square foot of surface area (compared to a 2.0 to 3.0 rate for ordinary softening). This amounts to about 1160 square feet per million gallons per day.

In this process disinfection is employed to upset symbiotic balance and to assist in producing a rise in pH to approach the precipitation-flocculation point. The use of disinfection to render the rise in pH irreversible allows flocculation on a 24-hour/day basis. Without disinfection a normal balanced culture pH may rise to about 10.0 in daylight and fall to 8.0 or lower at night. Disinfection precludes the downward shift at night, permitting continuous harvesting.

Combining disinfection with lime treatment to soften the water and to flocculate the algae, yields an even more advantageous result.

EXAMPLE

Flow: one million gallons per day.

(1) *Detention pond*.—Capacity approximately one million gallons nominally 5–8 feet deep, equipped with variable weir outlet. In this pond sewage flow from the city is received. Culture from cell five is recycled into this pond for seed. Normally 10% of flow is recycled.

(2) *Growth unit*.—(5 cells or ponds):

solved air flotation a detention time in the flotation tank of only 12 minutes is required.

Much of the time no supplemental dissolved air is required because of the high oxygen content of water coming from the decarbonation pond. Supersaturation oxygen forms micro bubbles after undergoing a pressure change as it passes through the feed pump. Supplemental air is supplied by pressurizing up to 30 percent of the flotation tank effluent to about 50 psi and introducing the pressurized water into the flotation tank influent. The supplemental dissolved air allows the flotation unit to operate efficiently and produce a relatively high quality effluent regardless of weather conditions. Some advantage of supplemental dissolved air is realized, particularly during winter months and/or during bad weather.

Because pH levels from the decarbonation pond are highest during the late morning hours through the hours shortly after sunset, the flotation unit is preferably designed for operation during those hours only.

The most notable application of dissolved air flotation to cold-lime treatment is at Windhoek, Southwest Africa, where reclaimed sewage water is recycled to provide about 30 percent of the city's domestic water supply. This application does not include algae and the unbalanced culture phenomenon, i.e. pH adjustment.

CAUSTIC DISINFECTION

After passing through the flotation tank, underflow water is held for at least one hour and ordinarily from one to two hours before being recarbonated. The delay in recarbonation produces a water that is essentially sterile. The high pH virtually hydrolyzes all bacterial and virus cells.

The results achieved compare very favorably with the use of chlorination of wastewater effluents. Only occasionally does the literature indicate total coliform counts of zero and then not consistently for a given effluent.

RECARBONATION

Carbon dioxide, which can emanate from any suitable source, is charged into the resulting serilized water to reduce the pH level to within the range of from about 9.0 to about 9.5. Resulting water is stabilized and suitable for use as, e.g., industrial water. Calcium carbonate precipitated at this pH is readily separated. If water having a neutral pH is desired, further carbonation, e.g., is effected. Alternatively, the pH can be reduced to about neutral in one step, but it is preferred to interrupt carbonation at a pH at which calcium carbonate is least soluble so that it can be easily separated and to a greater extent.

BY-PRODUCT PROCESSING

Froth which has been skimmed from the flotation unit consists primarily of algae cells and calcium carbonate enmeshed in magnesium hydroxide gel. In order to have a by-product with potential commercial value, it is necessary to separate calcium carbonate and magnesium hydroxide from the algae cells.

The denser calcium carbonate is readily separated from the algae and magnesium by centrifugal classification or any other suitable separation means. Pilot work showed excellent separation at surprisingly high throughput rates on a solid bowl centrifuge. At South Lake Tahoe, centrifugal classification is used to separate phosphate and magnesium from calcium carbonate prior to recalcining; this is a similar application although quite distinct.

After centrifugal classification the centrate may be recarbonated to convert the magnesim hydroxide to bicarbonate, making it soluble. Any source of carbon dioxide can be used for this purpose. The algae are next, e.g., centrifugally dewatered with magnesium being carried in the centrate (Centrifugal dewatering is ordinarily effected in a basket or Fletcher-type centrifuge. Dewatering is alernatively effected, e.g., by evaporation). This magnesium is then available for recycle. In this way the bicarbonate provides buffering capacity in the pond system and magnesium is maintained at an optimum level as the primary coagulant. The dewatered algae is in the form of a cake with upwards of 20 percent solids and is ready for dehydration and storage. The recycled magnesium buffer is also beneficial in odor control in the facultative pond.

When the froth stands at a high pH for a number of hours before dewatering, the algae cake has very low protein values. An analysis of extracted water shows a high Kjehldahl nitrogen level, indicating protein hydrolysis. The Russians have done some research in the area of mechanically breaking algae cells and extracting protein from algae with caustic solutions to produce a high quality concentrate. Acidifying hydrolyzed protein to pH 4.5 produces precipitation and a potentially valuable refined product.

PROCESS PERFORMANCE

Table I lists the performance values recorded at the pilot facility.

TABLE I

	In	Out	Reduction
BOD_5	280–450	0–3	99–100
COD	700–960	21–64	92–96
Total Phosphorus	14–18	0.02–0.06	99.4–99.9
Total Nitrogen	72–82	2.0–29.6	64–97
Total Coliforms	$10–30\times10^6$/100ml	zero	100
Enterovirus	1844/gal.	zero	100
Total Hardness	260–290	28–132	60–90
Silica	45–55	4.6–5.2	89–92
Suspended Solids	240–360	0–50	86–100

A comparison with the results obtained at the South Lake Tahoe plant reveals that the pilot plant operated at efficiencies approximately equal to those at Tahoe. BOD and nitrogen removal are essentially identical for Tahoe; phosphorus and coliform reduction are somewhat better, and COD and suspended solids are slightly lower.

It should be noted that influent COD's average 800 – 900 mg/l compared to 300 to 400 at Tahoe. Also, the suspended solids from the pilot plant are almost entirely calcium carbonate, reflecting a design deficiency after recarbonation; this can readily be corrected in scale-up.

Improved nitrogen and COD removal are achieved through incorporation of several design factors developed in the pilot facility.

The various wastewaters amenable to treatment by the system include domestic sewage, animal wastes, meat-packing wastes, certain other food-processing wastes and any industrial wastes that are essentially organic in nature and primarily water-borne.

Below are listed the more important material balances for the system; COD representing organic carbon; phosphorus; nitrogen and algal solids concentration.

MATERIAL BALANCES–TYPICAL RANGE

	Unfiltered COD mg/1	P mg/1	N mg/1	Total algal solids mg/1 or percent
Raw sewage	400/1000	10/20	40/100	0
Facultative pond Effluent.	200/600	10/20	30/80	0–0.005 (50 mg/1)
Aerobic pond Effluent.	200/600	5/15	20/50	0.01–0.06 (100–600 mg/1)
Decarbonation pond effluent.	200/600	2/12	5/30	0.015–0.10 (150–1000 mg/1)
Recarbonator-classifier basin effluent.	15/65	0.01/0.10	1/25	nil
Classifier				2–6
Thickener steeping tank.				4–8
Dewatering centrifuge.				16–26
Drier				90–92

Typical equipment which may be used in the process includes:

Flotation — Permatit Favair Mark II
Classifying Centrifuge — Sharples Solid Bowl Super-D-Center
Dewatering Centrifuge — Sharples Sludgepak
Dryer — Arnold Ardrier — Alfalfa Dehydrator
Recalciner — Midland-Ross Surface Recarbonator
Lime-Feed pH Control — BIF Lime Feed System — Leeds & Northrup pH Controller-Recorder

CARBONAION OF FROTH OPTION

A slurry of froth from the flotation is carbonated to a pH of from about 9.5 to about 10.5 and maintained essentially quiescent for a period of from 10 to 15 hours, usually about 12 hours. Thickening occurs and magnesium dissolves. The dissolved magnesium can be readily recovered and/or recycled, e.g., to the facultative pond or even the raw organic waste starting material. When calcium carbonate is removed from the thickened material, separating, e.g. centrifuging, requirements are reduced.

PROTEIN EXTRACTION OPTION

A slurry of froth from the flotation is subjected to a pH of from about 11.5 to about 14.0 (by any suitable means, e.g. by admixing an aqueous solution of sodium hydroxide therewith) for a period of from 9 to 18, ordinarily about 12 hours. During this period protein in the algae is solubilized. Calcium carbonate is removed from the resuling product by, e.g., solid bowl centrifugation. The remaining centrate, which contains deproteinized algae, dissolved protein and magnesium, is acidifed (with any suitable acid, e.g. sulfuric acid) to a pH of about 4.5, whereupon the protein is precipitated and the magnesium is solubilized. Dewatering, e.g. by basket centrifuge, produces an algal protein cake and dissolved magnesium values which can be separated or recycled. The algal protein cake can be dried to yield an algal protein concentrate (apc).

MAGNESIUM

As described, the flotation process depends upon the presence of magnesium values in the system. In many parts of the country the magnesium in the water in the incoming organic waste will be adequate and no further incorporation of magnesium is required. When the incoming organic waste contains less than 30 to 40 ppm of magnesium during the winter or less than 75 to 100

ppm of magnesium during the summer, it is preferred to supplement influent to these levels. Such supplement is readily provided by soluble magnesium values obtained by the subject process. Outside of the sunlight required for the ponds, particularly the aerobic and the decarbonation ponds, no other additament is required for this part of the sytem. In making this statement, it is fully realized that the algae spores which initiate growth in the aerobic pond are normally airborne; no positive inoculation of algae is required.

RELEVANT PAPERS

The inventor of the instantly disclosed and claimed invention has prepared several papers which are incorporated as part of the subject disclosure. One was prepared in mid 1970 and is entitled: "Wrap Sytem Pollution Control." The other has just been prepared and is entitled: "Water and Nutrient Conservation Through an Algal-Chemical System."

EXAMPLE

One million gallons per day of raw municipal sewage enters the facultative pond. This pond area is in three parallel modules of two acres each and is normally operated at a depth of four to six feet. In midsummer only one of the modules is normally operated while all three are required in winter.

Effluent from the facultative pond flows into the aerobic pond. This unit has an area of five acres, is baffled to produce channelized flow during mixing and is operated at about one foot depth.

Efflent from the aerobic pond goes into the decarbonation pond from sunrise to about 6:00 P. M. The decarbonation area is divided into three parallel elongated modules of one acre each.

The pH of effluent culture from the decarbonation pond is adjusted as necessary by a pH sensor-controller system or other commercially available means which feeds lime to maintain a pH between 11.3 and 11.5. This alkalized culture is mixed with recycled air-water flow and then enters the flotation unit.

From 40 to 60 pounds per square inch gage (psi) of air is introduced into water recycled from underflow of the flotation unit. The recycled water is up to 30 percent of such underflow.

Algae, magnesium hydroxide and calcium carbonate foam float to the surface of the flotation unit from which they are skimmed. Underflow water (not recirculated) goes into a bain where it is held for four hours. It is then recarbonated to pH 9.0 to 9.5 and flows into a settling basin. After being held for approximately 24 hours, the water may be further recarbonated to neutral (if desired) before being released.

Foam from flotation is centrifuged to classify out calcium carbonate; it is then carbonated to dissolve magnesium; remaining algae is dewatered by centrifuge and dehydrated for storage. Magnesium-rich water is recycled or evaporated.

Alternately, foam is stored for 12 hours or more, classified by centrifuge, acidified with, e.g., sulfuric acid to a pH of about 4.5, and dehydrated to a final algae protein concentrate. Acidified magnesium is, likewise, recycled or evaporated.

What is claimed is:

1. A multiple pond organic waste treatment system which comprises:

a. a facultative pond which is largely anaerobic and

which has at least one inlet means and outlet means;
b. a decarbonation pond which has inlet means and at least one outlet means;
c. an intermediae aerobic pond which has inlet means connected to the outlet means of the facultative pond and outlet means connected to the inlet means of the decarbonation pond;
d. flotation means having inlet means connected to the otlet means of the decarbonation pond and plural outlet means, one outlet means being an underflow outlet means and another being a froth outlet means;
e. separating means for separating calcium carbonate from calcium carbonate containing froth, the separating means having froth inlet means connected to the froth outlet means of the flotation means and having plural outlet means, one of which is means for removing separated calcium carbonate and another of which is means for removing matter from which the calcium carbonate has been separated; and
f. dewatering means connected to the outlet means of the separating means for removing matter from which the calcium carbonate has been separated.

2. A multiple pond organic waste treatment system according to claim **1** wherein the facultative pond has inlet means for receiving magnesium values from the dewatering means.

3. A multiple pond organic waste treatment system according to claim **1** wherein the facultative pond has inlet means connected to decarbonation pond outlet means for recirculating effluent from the decarbonation pond to the facultative pond.

4. A multiple pond organic waste treatment system according to claim **1** wherein recycling means connects the underflow outlet means to the inlet means for the flotation means, and the recycling means is provided with means for introducing pressurized gas thereinto.

5. A multiple pond organic waste treatment system according to claim **1** which further comprises:
g. caustic holding basin means for hydrolyzing bacterial and viral cells and having inlet means and outlet means, the inlet means being connected to said underflow outlet means of the floation means;
h. stabilization basin means having at least one inlet means and plural outlet means, one inlet means being connected to the outlet means of the caustic holding basin means and one outlet means being means for removing calcium carbonate precipitate therefrom;
i. recalciner means for converting calcium carbonate from the stabilization basin means and from the separating means into lime and carbon dioxide;
j. means for conducting lime from the recalciner means into the flotation means; and
k. means for conducting carbon dioxide from the recalciner means into the stabilization basin means.

6. A multiple pond organic waste treatment system according to claim **1** wherein the separating means is classifying centrifuge means of the solid bowl type and wherein the dewatering means is centrifuge means of the basket tpe.

7. A multiple pond organic waste treatment system according to claim **1** having a dryer means and means to convey dewatered solids from the dewatering means to the dryer means.

8. In a method for producing algae from organic waste, the improvement wherein a) raw organic waste is passed sequentially through a first pond having a depth of at least three feet, a second pond having a depth of about one foot and a third pond having a depth up to six inches, b) waste is maintained in the first pond for a period sufficient to reduce the chemical oxygen demand thereof at least 40 percent and to a level of at most 600 milligrams per liter, c) effluent from the first pond is maintained in the second pond for a period sufficient to reduce the biological oxygen demand thereof at least 75 percent, d) effluent from the second pond is maintained in the third pond for a period of from 3 to 5 hours, e) magnesium in effluent from the third pond is flocculated by adjusting the pH of that effluent to about 11.4 and f) thus-treated effluent from the third pond is subjected to flotation.

9. A process according to claim **8** which comprises maintaining underflow water from the flotation in a separate vessel for at least one hour to obtain water which is effectively sterilized.

10. A process according to claim **8** which comprises removing calcium carbonate from froth obained during flotation, carbonating the resulting froth to solubilize magnesium values therein and effecting a solid/liquid separation of the thus-carbonated material, the obtained liquid containing magnesium values and the obtained solids comprising crude algae cake.

11. A process according to claim **8** which comprises carbonating froth obtained from flotation to a pH of from 9.5 to 10.5, maintaining the thus-carbonated froth within that pH range for from 10 to 15 hours, and removing dissolved magnesium values and then calcium carbonate from the resultant.

12. A process according to claim **8** which comprises increasing the pH of froth obtained from flotation to a pH of from 11.5 to 14.0, maintaining the thus-treated froth at that pH for a period sufficient to solubilize protein therein, separating calcium carbonate from the resultant, acidifying the remainder to precipitate protein therein and separating an algal protein cake.

13. A process according to claim **8** for producing algae and usable water which comprises:
a. maintaining underflow water from the flotation essentially quiescent for a period sufficient to obtain effectively sterilized water;
b. removing calcium carbonate from froth from the flotation to obtain a product which contains algae and magnesium values;
c. carbonating the product to solubilize the magnesium values therein; and
d. separating the water solubles from the water insolubles, the solubles containing the magnesium values and the insolubles comprising crude algae.

14. A process according to claim **1** which comprises recycling the solubles containing magnesium values to the first pond.

* * * * *

UNBALANCED CULTURE METHOD OF ALGAE PRODUCTION

Filed Oct. 18, 1967 2 Sheets-Sheet 1



Raw Sewage
City
Detention Pond
16 Hr. Capacity
Cell One
42 In. Depth
Aerated 6HP/MG
Heat
Run-Off
Livestock
Pens
Bicarbonate
Water
Cell Two
42 In. Depth
Aerated 6HP/MG
Seed
Culture
Algae Meal
Cell Three
36 In. Depth
Mixed
Dryer Or
Flaker
Centrifuge
Carbonator
Algae Slurry
Cell Four
36 In. Depth
Mixed
Overflow
Water
Algae Floc.
Polishing
Or Second
Crop Lagoon
Flocculation
Chamber
Cell Five
36 In. Depth
Mixed
Primed
Culture
5 Day
Culture
Reclaimed
Water
Decarbonation
Pond
6-12 In. Depth
Disinfector
Unbalanced
Culture
Water
Treatment
Treated
Water
Industry

FIG. 1.

INVENTOR
Jay E. Ort

BY [signature]

ATTORNEY

July 21, 1970 J. E. ORT 3,521,400

UNBALANCED CULTURE METHOD OF ALGAE PRODUCTION

Filed Oct. 18, 1967 2 Sheets-Sheet 2

FIG. 2.



High Intensity
2400-3000 A.
Ultra-Violet Light
Dike
Algae
Production
Lagoon
3
3
Dike

FIG. 3.



Illumination And
Radiation
2-4" Deep

FIG. 4.



12
11
10
9
8
7
6
pH
0
100
200
300
400
500
Mg/l CaO

FIG. 5.



11
10
9
8
7
pH
*
*
*Start
12M 2am 4am 6am 8am 10am 12N 2pm 4pm 6pm 8pm 10pm 12M
Time
Legend
------ Normal Balanced Culture
— — — Unbalanced Culture
——— Unbalanced Culture-Illuminated

INVENTOR

Jay E. Ort

BY [signature]

ATTORNEY

United States Patent Office

3,521,400
Patented July 21, 1970

1

3,521,400
UNBALANCED CULTURE METHOD OF ALGAE PRODUCTION

Jay E. Ort, Roswell, N. Mex., assignor to ERA Incorporated, Clovis, N. Mex., a corporation of New Mexico

Filed Oct. 18, 1967, Ser. No. 676,195
Int. Cl. C02c *1/00*
U.S. Cl. 47—1.4 12 Claims

ABSTRACT OF THE DISCLOSURE

Interrupting algal-bacterial symbiosis after five days by treatment with 2537 Angstrom high-intensity light over a 2- to 3-inch deep channel permits increased algae production and 24-hour harvesting.

This invention relates to the production of algae for feedstuffs. Mose particularly, the invention is concerned with efficient separation of algae from symbiotic cultures. As a byproduct waste water is made reusable. The import of this is seen from the United States Department of the Interior Publication, "New Water For Old," WP–19, Government Printing Office, 1966.

Considerable research has been conducted for separating suspended algae from water. This is reflected, e.g., in U.S. Pat. No. 2,867,945. Commonly employed methods include: chemical flocculation, flotation, filtration, and centrifugation. This new method uses a biochemical flocculation process.

One object of this invention is to provide a highly efficient means of separating algae from water.

Another object is to produce an algae feedstuff which is relatively free from residual chemicals or minerals.

Another object is to produce a high quality reclaimed water suitable for industrial or other use.

A further object is to produce softened water.

An additional object is to effect a feasible means of water pollution control.

Other objects, together with the foregoing, are attained in the process described in the accompanying description and illustrated by drawings, in which—

FIG. 1 is a diagrammatic representation of the flow of the various materials and the relationship of the steps, particularly with respect to disinfection and decarbonization.

FIG. 2 is a plan view of the disinfector.

FIG. 3 is a profile view of the disinfector.

FIG. 4 is a correlation between pH and lime concentration.

FIG. 5 illustrates pH fluctuation for balanced and unbalanced cultures.

This invention contemplates employment in large-scale production of algae for feeding operations, particularly as a major protein source and to a lesser extent a source of fats, carbohydrates, vitamins and minerals.

In practice algae, primarily chlorella, e.g., *Chlorella pyrenoidosa,* scenedesmus, e.g., *Scenedesmus obliquus,* and euglena, e.g., *Euglena gracilis,* are grown on sewage, which may be supplemented by agricultural fertilizers and carbon dioxide derived from the combustion of fuel used, e.g., for drying separated algae.

The invention employs certain facets of two well-known processes. The first of these is a phenomenon described by Oswald and Goleuke as autoflocculation. This process has no doubt been in operation for over half a billion years. The second is the lime-soda softening process which has been in use for perhaps 50 to 100 years. The heart of the invention lies in the use of artificial means of triggering autoflocculation and, in so doing, producing a very efficient variation of the lime-soda process.

Autoflocculation occurs when a culture of sewage-

2

grown algae is actively photosynthesizing in a shallow, i.e. 4 to 5 inches deep, culture. After some time under these conditions the algae flocculate by themselves. Accompanying the flocculation are changes in pH, temperature and hardness. This phenomenon has been attributed to precipitation of hardness resulting from a rise in temperature and pH. More basically, the observed rise in pH is primarily brought about by the effect of the bactericidal ultraviolet wavelengths in the sunlight. The bactericidal range runs from 2200 to 3000 Angstroms, with a 2600 Angstrom optimum. The minimum solar wavelength at ground level is about 2920 Angstroms, but high intensity makes sunlight fairly effective as a germicide on bright days. Maximum effective penetration of the solar ultraviolet is several inches in an algal culture. With bacterial action substantially arrested, a symbiotic unbalance develops. Consequently, the production of carbon dioxide drops sharply and residual carbon dioxide is quickly assimilated by the algae. Uptake of the carbon dioxide produces a shift in the equilibrium equation indicated below:

$$(1)\quad \underset{\text{Calcium Ion}}{Ca^{++}} + [\underset{\text{Bicarbonate Ion}}{2HCO_3^-} \rightleftarrows \underset{\text{Carbon Dioxide}}{CO_2} + \underset{\text{Carbonate Ion}}{CO_3^=} + \underset{\text{Water}}{H_2O}]$$

With carbon dioxide removal two things happen. First, the carbonate maintains equilibrium with bicarbonate and hydroxyl ions:

$$(2)\quad \underset{\text{Carbonate}}{CO_3^=} + \underset{\text{Water}}{H_2O} \rightleftarrows \underset{\text{Bicarbonate}}{HCO_3^-} + \underset{\text{Hydroxyl}}{OH^-}$$

The algae now have the bicarbonate as a primary source of carbon dioxide. An increase in carbonate ion results in increased hydroxyl ion concentration and a rise in pH. When sufficient calcium ions are present, precipitation of calcium carbonate occurs. Precipitation usually occurs between a pH of 9.7 and 10.0.

If the pH exceeds a level of 10.0, magnesium precipitation may occur as indicated:

$$(3)\quad Mg^{++} + [2HCO_3^- \rightleftarrows 2OH^- + 2CO_2]$$

The precipitating hardness acts as centers or nuclei upon which algae agglomerate and settle.

The lime-soda process employs lime to remove carbon dioxide and carbonate hardness and soda ash to remove noncarbonate hardness. The process may be manipulated with close control to remove calcium hardness only. In terms of dosages required, the process chemieal data are:

Chemical removed	Pounds chemical added per million gallons for each mg./l. of chemical removed	Chemical added
Carbon dioxide	14.0	Hydrated lime.
Magnesium	25.4	Do.
Bicarbonate alkalinity	6.2	Do.
Noncarbonate hardness	8.84	Soda ash.

In practice, this softening process requires large amounts of lime and soda ash for waters of high hardness. By combining this process with autoflocculation, it is possible to allow an unbalanced culture to approach precipitation, then use lime-soda in much smaller amounts to complete the job. The reason for using lime-soda to culminate precipitation is simply control; precipitation occurs in the flocculation chamber, not in a pond. Selective calcium softening is normally desirable for two reasons: (1) The extra lime required may not be justified if the magnesium hydroxide precipitate does not appreciably improve flocculation. (2) Excessive magnesium hydroxide in the algae extracted could produce cathardic affects in a feeding operation.

As previously mentioned, the heart of this invention lies in the use of artificial means for triggering the autofluoculation without the benefit of strong sunlight. Disrupting the symbiotic balance may be accomplished in a number

of ways, but the use of a bactericidal ultraviolet lamp is best. Exposure of a symbiotic culture to 2537 angstrom light of high intensity for a short time, e.g., 1 to 5 minutes, selectively inhibits bacterial action without appreciably affecting the aglae.

Chlorine disinfection may also be used, but the residual character of chlorine is detrimental to algae also. Use of ozone disinfection is an alternative to ultraviolet in desirability.

After disinfection, the culture is directed into a shallow pond (12 inches or less in depth). Here, under sunlight, decarbonation occurs and precipitation is approached or even attained in summertime. This primed culture is then pumped into a fluocculation chamber where sufficient lime-soda is added to culminate precipitation.

Lime and soda requirements are precisely computed from the analyses of water leaving the decarbonation pond according to the preceding table. The requirements for any given installation vary with seasonal changes, i.e. more chemical dosage is required in cooler weather because of lower temperature (reduced algal activity) and less light to drive the photosynthesis reaction. Transition is gradual. Each facility or installation has a particular correlation of pH to alkalinity and carbon dioxide for the local waste-water. Magnesium and noncarbonate hardness are essentially constant for a given locality. Once these determinations and pH correlation are established, dosage may be satisfactorily controlled on the basis of pH alone. Periodic checks on correlation are desirable, on perhaps a monthly basis. As an alternative, the flow from the decarbonation pond may be continuously monitored for all four items of said table, using commercially available sensing and recording equipment.

Going strictly on pH correlation, typical lime dosage might approximate the curve of FIG. 4, wherein the milligrams per liter of lime added is plotted against pH.

The settled algae floc is pumped through a recarbonation chamber where carbon dioxide from the heating unit of the algae dryer is used. The recarbonation puts precipitated hardness back into solution. The recarbonated floc then goes through a continuous centrifuge where further dewatering produces an algae slurry and a bicarbonate-rich water. The slurry is relatively free of excess minerals. The bicarbonate water may be partially recycled in areas where hardness and alkalinity of waters are low.

Hardness and alkalinity of waters involved in the process are of vital importance. In a water of low alkalinity, precipitating may be brought about fairly quickly, but because of the small number of nuclei formed, flocculation cannot be very effective. In waters of high alkalinity, the buffering capacity of the bicarbonate makes the time required in effecting precipitation much longer in comparision to low alkalinity waters. Density of the culture, of course, has an important bearing on the time required. A high density culture can more quickly deplete the bicarbonate buffer than a sparse culture. The ideal situation involves a high density culture with a high calcium level and relatively low alkalinity. From Equations 1 and 2 it can be seen that the equilibrium problem requires a compromise on alkalinity and calcium.

With reference to the drawings, raw sewage from a city is fed into a detention pond which is a nondescript pond of a nominal 16- to 24-hour capacity. The primary function of this pond is flow control, which can be effected, e.g., by a calibrated variable weir. The secondary function of the pond is sedimentation; seeding of the wastewater with recycled culture may also be accomplished in this pond (optional).

From the detention pond the settled sewage is transferred to a series of five growth cells. Within the growth unit incoming raw sewage is decomposed and made available to algae (as carbon dioxide, ammonia, etc.) by bacterial action. The density of algae growth increases greatly as the wastewater preceeds through the unit. Cells one and two, separated by a five-foot high concrete wall, have a capacity for about one days flow each, including recycled seed. They are fully and continually aerated by cage rotor aerators, at about 6-horsepower per million gallons. The aerators maintain circulation to minimize dead spots in addition to oxygenating the water. The operating depth is from 42 to 54 inches. In these cells, aeration and recycling from cell five promote rapid development of a bacterial population. The bacterial activity assures an abundance of nutrient available for algae growth. Cells three, four and five are primarily intended to produce a dense algae growth. Stirring and aerating of the culture are produced by slowly bubbling air from perforated lines on the cell bottom. The mixing tends to keep algae from settling, minimizes dead spots and provides needed oxygen during early morning hours. Air comes from a high volume compressor. In cold weather, hot carbon dioxide-rich air from the drying operation may be used. Agricultural fertilizers may also be added to supplement the sewage. The rolling motion produced by the bubbling also allows for more efficient use of light. The capacity of each cell is approximately one day's flow, and the operating depth is from 32 to 36 inches. The cells are interconnected. Approximately 10 percent by volume of cell five is recycled to the detention pond for seed.

From cell five the culture enters the initial step of flocculation in the disinfector where the effluent from cell five flows under a bank of ultraviolet lights at a depth of two to three inches. Normally a channel area of about 1000 square feet (length: width relationship is suitably 2 to 3:3 to 2, preferably 2 to 3:3) and about 2000 watts of fluorescent lamp power are required per million gallons of flow. The lamps, e.g., a 64-inch General Electric Germicidal Fluorescent 65 watt tube each irradiating an area 8⅓ by 4 feet, are suspended 8 to 12 inches above the culture surface. This disinfector is selectively effective in retarding bacterial action without affecting algal metabolism. Calculations for any given culture may be performed according to "Water Supply and Pollution Control" by Clark and Viessman, pages 476–479. Eightly-five percent disinfection is adequate and may be accomplished as described. Disinfection may also be accomplished by chlorination, ozonation, radiation or other means as outlined in Clark and Viessman, pages 463 through 488. By disrupting bacterial action, carbon dioxide production is greatly reduced and an unbalanced culture is rapidly achieved.

The unbalanced culture flows into a shallow (6 to 12 inches deep) decarbonation pond. Under strong sunlight the pH of the culture rises by the assimilation of carbon dioxide by the algae and the shift in the equilibrium of Equation 1, according to Equations 2 and 3. During midsummer a pH of 10.0 may be achieved in 5 hours or less at an operating depth of 6 to 8 inches. In midwinter an exposure for 9 hours may not be ample to produce a pH of 10.0. In order to alleviate the problem of algae settling in the decarbonation pond in summer operations, two alternatives are employed. First, by simply operating the decarbonation pond at a greater depth (10 to 12 inches), flocculation in the pond can be avoided or delayed. Second, stirring equipment may be installed, and flocculation be allowed to occur. This agitation keeps the floc material suspended and eliminates the need for any lime dosage in the flocculation chamber during summer operations. Equipment suitable for stirring has been assembled by using brushes, such as those employed with street sweeping machines. Such brushes, mounted horizontally and driven by an electrical motor at a speed of 5 to 10 r.p.m. do very well. Typically, a total axial length of 40 feet of brushes per million gallons per day capacity is adequate. Properly geared, a drive power of 5 to 6 horsepower will carry this load.

After the sun has gone down and photosynthesis is no longer in operation, the pH of the unbalanced culture remains relatively high and stable. FIG. 5 indicates the pH

fluctuation of a normal balanced culture and that of an unbalanced culture.

The relative stability and high level of pH in the unbalanced culture allows the process to be operated on a continuous 24 hour basis. Only in the early morning hours does the pH of the unbalanced culture sag. This results from endogenous respiration of the algae and is especially pronounced after dissolved oxygen in the culture is depleted. Even this sag may be eliminated (FIG. 5) by the use of artificial illumination. Use of daylight type fluorescent lamps with a surface intensity of 50 to 100 lumens on a 6 inch-deep culture (300 mg./l. culture density) from midnight through 6 a.m. is adequate. For a culture of 12 inches depth illumination must be increased by a factor of 4. Light requirements vary with culture density similarly (i.e., with the square of the density or depth).

The culture flows from the decarbonation pond into the flocculation chamber continuously. Based upon analysis of carbon dioxide, bicarbonate alkalinity, magnesium and noncarbonate hardness of culture leaving the decarbonation pond, lime and soda ash are fed into the culture in the flocculation chamber. Capacity of the flocculation chamber should be adequate for a flow of 0.5 g.p.m. per square foot of surface area.

Using the settling hardness crystals as nuclei, the algae agglomerate and settle at the bottom of the chamber. [A contact sludge type softener such as a "Permutit Precipitator" makes a very efficient flocculation chamber.] Water overflowing from the flocculation chamber is directed to a five-day, 5-foot deep polishing pond (or lagoon) from which it can be reclaimed for industrial use. Alternatively, it can be fertilized and used to grow a second algae crop. The residual nutrient content of the water dictates the amount of agricultural fertilizer required and, thus, the economic advisability of this option.

In order to remove excessive mineral ash (especially magnesium, but also calcium), waste carbon dioxide from the dryer is bubbled through the flocculated algae just prior to centrifuging. Introduction of the carbon dioxide puts the precipitated mineral back into solution. Carbon dioxide is derived from the combustion of fuel for drying. The carbonator (or recarbonator) is optional.

The algae floc (averaging from 1.5 to 2.5 percent solids) is pumped to a continuous solid bowl (scroll-type) centrifuge. Such centrifuges are commercially available. The discharge from the centrifuge comprises a slurry having from 12 to 15 percent solids and a high hardness alkaline water, which may be partially recycled in soft water areas to improve flocculation efficiency.

From the centrifuge several alternatives exist. The algae slurry may be used for feed without further drying. It may be blended for pelleting in slurry form. Also it may be blended and flaked. Drying for bulk shipment does offer several advantages. It provides a carbon dioxide source for recarbonation and hot air to improve cold weather algae production. Any of a number of commercial dryers is satisfactory.

Centrifuge slurry may be fed into a boiler and cocked for, e.g., thirty minutes at from 95° to 100° C. The thus cooked algae meal is dried to 8 to 10 percent moisture in a double drum atmospheric dryer. The product from the dryer is temporarily stored in a bin awaiting transfer to a storage silo or hopper.

If livestock pens are operated adjacent the algae-culture, runoff and wastes may be directed to the growth cells and greatly increase nutrient availability. Should the livestock operation be sufficiently large, a second crop operation will be mandatory to achieve a reasonably high quality effluent.

The algae produced amounts to upwards of 1.5 tons per million gallons of domestic waste processed. The primary value of the algae is as a protein source for feeding of cattle, sheep, swine and poultry. The algae also contain significant amounts of phosphorus, calcium, potassium, carotene and other vitamins and minerals. The water produced, with ordinary sand filtration and disinfection, is superior to the original municipal supply water in many areas of the country. This is because of the softening and partial demineralization inadvertently accomplished by the process. Final hardness will run 2 to 3 grains. Biochemical oxygen demand (BOD) of effluent water normally runs 2 to 5 milligrams per liter.

In the entire cycle described, the essence of the invention lies in the disinfection, decarbonization and flocculation. FIGS. 2 and 3 illustrate the disinfector, which is ordinarily either square or rectangular. If 64-inch General Electric Germicidal Fluorescent 65 watt tubes are employed, it is convenient to place them in the same plane in parallel columns four feet apart and removed vertically three feet from the closest tubes in the same column. Thirty-one lamps cover slightly over 100 square feet with 2000 watts. The disinfector operates 24 hours per day. The dimensions of the disinfector are such that the flow therethrough takes from one to five minutes.

Such a disinfector covering an area of 3000 square feet (per million gallons per day) and having an ultraviolet intensity of 5 kilowatts (per million gallons per day) produces about 95% disinfection. However, 85% disinfection is satisfactory, and this is produced by an area of 1000 square feet (per million gallons per day) and an ultraviolet intensity of only 2 kilowatts (per million gallons per day).

The decarbonation pond covers an area of 3 acres per million gallons per day. The normal operating depth is 12 inches. During summer months the pH may exceed 10.0 in late afternoon and precipitation may occur before the culture leaves the decarbonation area. To keep the algae suspended, air from a high volume compressor is fed through perforated plastic lines. A 3.5 horsepower 40 cubic feet/minute compressor (per million gallons per day) is used to deliver air at 5 p.s.i.g. through ¾ inch lines. The lines are laid traversely, 20 feet apart in the final one-third of the pond area. Operation of the compressor is effected in summer only. Because of the irreversibility of the upward trend in pH imposed by disinfection, the culture is continuously fed from the decarbonation pond into the flocculator. Culture leaving the decarbonation pond ranges from as high as 11.0 in pH to as low as about 9.0, depending largely upon the season of the year. The culture is normally maintained in the decarbonation pond for twenty-four hours.

The flocculator simply consists of a "Permutit Precipitator" of appropriate size, operated as a cold lime softener. Because of the relatively low density of the algae-hardness agglomerate formed, the unit is operated at about 0.6 gallon per minute per square foot of surface area (compared to a 2.0 to 3.0 rate for ordinary softening). This amounts to about 1160 square feet per million gallons per day.

In this process disinfection is employed to upset symbiotic balance and to assist in producing a rise in pH to approach the precipitation-flocculation point. The use of disinfection to render the rise in pH irreversible allows flocculation on a 24-hour/day basis. Without disinfection a normal balanced culture pH may rise to about 10.0 in daylight and fall to 8.0 or lower at night. Disinfection precludes the downward shift at night, permitting continuous harvesting.

Combining disinfection with lime treatment to soften the water and to flocculate the algae, yields an even more advantageous result.

EXAMPLE

Flow: one million gallons per day.

(1) *Detention pond.*—Capacity approximately one million gallons nominally 5–8 feet deep, equipped with variable weir outlet. In this pond sewage flow from the city is received. Culture from cell five is recycled into this pond for seed. Normally 10% of flow is recycled.

(2) *Growth unit.*—(5 cells or ponds):

(A) Cells **1** and **2**—Capacity approximately 1 million gallons each. Operating depth—42 inches—approximately 0.9 acre each. Aerated continuously by a 6 foot cage rotor aerator driven by a 6 HP motor. Cells consist of earthen walled pond partitioned by concrete dikes.

(B) Cells **3**, **4**, and **5**—Capacity 1 million gallons each, approximately one acre plus area with an operating depth of 32 inches. Air (optionally enriched with carbon dioxide and ammonia) is slowly bubbled through culture in these cells through perforated lines in the pond bottom. A 30 c.f.m. compressor driven by a 2 HP motor supplies air. Ten percent of cell five culture is recycled to the detention pond.

(3) *Disinfector*.—Culture from cell **5** flows at 2 inches depth over a 1000 square foot concrete channel. Thirty-one 65 watt germicidal fluorescent lamps are suspended 8 inches above the channel (evenly distributed).

(4) *Decarbonation pond*.—Total area 4 acres. Average operating depth 10 (may vary from 6 to 12) inches. Normally full 4 acres is used only with 6 to 8 inch winter operating depth. Summertime 12 inch depth requires only about 2 acres. 40 feet of brush agitators driven by 5 HP motor allows shallow summer operation to be used. Typical analysis of decarbonation pond:

Item	Analysis, mg./l.	Dosage (Per day)
Carbon dioxide	0.0	0 lb. lime.
Bicarbonate alkalinity	20.0	124 lb. lime.
Magnesium	10.0	254 lb. lime.
Noncarbonate hardness	30.0	265.2 lb. soda.

(5) *Flocculator*.—"Permutit Precipitator" of 1400 square feet area (0.5 gallon per minute per square foot). Chemical dosage is determined as indicated in the above table. (Slightly over-designed for high-flow tolerance).

(6) *Centrifuge*.—Dorr Oliver. Mercobowl Z–3L (or equivalent) "Floc" from the "precipitator" averages 1.5 to 2.0% solids. At the required throughput for 24 hour per day centrifuging, a final product of 20% solids is achieved. The centrifuge is operated at 66 g.p.m. (6 hrs./day) with 8% solids in discharge.

(7) *Drying*.—Using a drum dryer (General Food Products Equipment's G. D. 220), an 8 to 10 percent moisture final algae product is produced.

The preceding is merely illustrative and is in no way limitative. The invention is restricted only by express limitations in the claims.

What is claimed is:

1. In a process for photosynthetic conversion of organic waste which comprises culturing both algae and bacteria on the organic waste in symbiosis and subsequently harvesting the thus-cultured algae, the harvesting including any material flocculation or separation, the improvement comprising effecting bacterial disinfection prior to said harvesting to reduce the relative concentration of bacteria substantially without materially affecting the algae concentration, whereby an imbalance occurs and the symbiosis is disrupted.

2. A process according to claim **1** wherein the bacterial disinfection comprises 85 percent coliform reduction.

3. A process according to claim **1** wherein the bacterial disinfection comprises exposing said symbiotic culture to high-intensity ultra-violet light.

4. A process according to claim **3** wherein the light has a wave-length of about 2537 Angstrom units, the intensity is about 2000 watts per million gallons per day of symbiotic culture, and the culture is exposed to said intensity for from one to five minutes.

5. A process according to claim **1** wherein the algae are selected from the group consisting of chlorella, scenedesmus and euglena, and comprising decarbonating the resulting unbalanced culture and flocculating the thus-primed culture with lime and soda ash.

6. A process according to claim **5** wherein the bacterial disinfection is with high-intensity ultra-violet light.

7. A process according ot claim **6** wherein decarbonating is effected in a shallow pond by bright sunlight.

8. A process according to claim **7** wherein the ultra-violet light is of a wave-length of about 2537 Angstrom units and an intensity of about 2000 watts per million gallons per day of symbiotic culture.

9. A process according to claim **8** wherein the symbiotic culture is subjected to the bacterial disinfection for a period of from one to five minutes.

10. A channel capable of passing algal/bacterial symbiotic culture at a depth of from two to three inches and having an area of at least 1,000 square feet for each million gallons per day capacity of symbiotic culture in combination with an artificial source of ultra-violet light above the channel and having a wave-length of about 2537 Angstrom units and an intensity sufficient to effect material bacterial disinfection of bacteria in the symbiotic culture.

11. A combination according to claim **10** wherein the artificial source comprises a bank of germicidal fluorescent tubes fixed essentially in a plane parallel to the floor of the channel and from about eight to about twelve inches from said floor.

12. A process for disrupting algal/bacterial symbiosis which comprises passing fluid waste subjected to such symbiosis through a channel at a depth of from two to three inches for a period of from one to five minutes, subjecting the waste in the channel to artificial ultraviolet light having a wave-length of about 2537 Angstrom units and an intensity sufficient to effect material bacterial disinfection.

References Cited

UNITED STATES PATENTS

2,725,482	11/1955	Levinson et al.	21—2 XR
2,732,663	1/1956	Dewey	47—1.4
2,867,945	1/1959	Gotaas et al.	47—1.4
3,385,786	5/1968	Klock	47—1.4 XR
3,431,200	3/1969	Davis et al.	4—1.4 XR

OTHER REFERENCES

Oswald et al., Algae in Waste Treatment, Sewage and Industrial Wastes, vol. 29, No. 4, April 1957, pp. 450–54 relied on.

Golueke et al., Harvesting and Processing Sewage-Grown Planktonic Algae, Water Pollution Control Federation Journal, vol. 37, No. 4, April 1965, pp. 478, 481, 483, 496 relied on.

ROBERT E. BAGWILL, Primary Examiner

U.S. Cl. X.R.

210—11, 18